Exhibit 99.1

GENFIT: June 30, 2021 Annual Shareholders Meeting results

Lille (France); Cambridge (Massachusetts, United States) — June 30, 2021 — GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with metabolic and chronic liver diseases, today announced the results of the voting by shareholders at the Combined Shareholders Meeting which took place on June 30, 2021 behind closed doors at the Company’s headquarters.

All of the resolutions were adopted by a wide majority of the votes cast, except for resolution n°28 relating to issuing ordinary shares and/or securities giving access to the share capital of the Company for the benefit of the members of a company savings plan. This was on the agenda for legal reasons but was rejected, in accordance with the Board of Directors’ recommendations, in light of other resolutions allowing for granting of share-based compensation to employees.

With respect to the Ordinary Shareholders Meeting, 9, 817, 311 shares were registered out of a total of 45, 670, 200 shares with voting rights, representing a quorum of 21.49%. With respect to the Extraordinary Shareholders Meeting, 9, 813, 810 shares were registered out of a total of 45, 670, 200 shares with voting rights, representing a quorum of 21.48%.

Pascal Prigent, CEO of GENFIT, commented: “I would like to thank all the shareholders who participated in this Combined Shareholders Meeting. This positive outcome demonstrates an understanding of the new drivers of growth and endorses our strategy. We will continue to concentrate our efforts to accelerate the development of our key clinical programs and pursue the Company’s R&D strategy. We look forward to providing a business update to our shareholders and the financial community in September.”

The details on voting resolution by resolution are available on the Company’s website in the investor’s room at https://ir.genfit.com/financial-information/shareholders-meeting

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	1

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with cholestatic and metabolic chronic liver diseases. GENFIT is a pioneer in the field of nuclear receptor-based drug discovery, with a rich history and strong scientific heritage spanning more than two decades. GENFIT is currently enrolling in ELATIVE™, a Phase 3 clinical trial evaluating elafibranor in patients with Primary Biliary Cholangitis (PBC). Elafibranor is an investigational compound that has not been reviewed and has not received approval by any regulatory authority. As part of GENFIT’s comprehensive approach to clinical management of patients with liver disease, the Company is also developing NIS4®, a new, non-invasive blood-based diagnostic technology which could enable easier identification of patients with at-risk NASH. In January 2019, GENFIT signed a licensing agreement with Labcorp® to make NIS4® technology available for use in clinical research through their drug development subsidiary, Covance. In September 2020, GENFIT signed another licensing agreement with Labcorp to commercialize NIS4® in the US and Canada as a Laboratory Developed Test. Since April 2021, Labcorp has commercialized NASHnext™, powered by NIS4®, for use in the clinic. GENFIT also continues to explore opportunities to obtain formal marketing authorization of an in vitro diagnostic (IVD) test supported by NIS4® technology. For more information, please visit: https://nis4.com. GENFIT has facilities in Lille and Paris, France, and Cambridge, MA, USA. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). www.genfit.com

CONTACT

GENFIT | Investors

Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

Stephanie BOYER – Press relations | Tel: +333 2016 4000 | stephanie.boyer@genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	2